Recent Employment Background for Brian Levine

Fan Cruise, LLC
Vice President
August 2026 to Present

Provides leadership across company operations, strategic partnerships and organizational growth. Works collaboratively with the executive team to improve operational efficiency, strengthen customer service and support the development and profitability of Fan Cruise's themed travel experiences.

NAS Capital, Inc.
Senior Vice President of Operations
April 2021 to August 2026

Oversaw internal controls, risk management and regulatory compliance. Managed the company's service offerings to ensure alignment with its overall business strategy. Collaborated with other departments to improve operational efficiency, enhance customer service and increase profitability.

Brian Levine
Vice President
Fan Cruise LLC

Brian Levine brings more than 25 years of experience across the business, finance, sports, and entertainment industries, with an extensive background in dealmaking, business development, and strategic partnerships.

Throughout his career, Brian has built a reputation for identifying opportunities, developing relationships, and bringing complex deals together. His experience includes corporate finance and mortgage financing, as well as representing and working with prominent athletes and personalities throughout the boxing, football, and basketball worlds.

With nearly three decades of experience spanning multiple industries, Brian brings to Fan Cruise a strong network of relationships, financial expertise, and a proven ability to structure opportunities that create value for all parties involved.

As Vice President, Brian will focus on developing strategic partnerships, identifying new revenue opportunities, and helping build long term relationships across the sports, entertainment, travel, and corporate sectors as Fan Cruise continues to grow.